

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Byron Roth
Co-Chief Executive Officer
Roth CH Acquisition III Co
888 San Clemente Drive, Suite 400
Newport Beach, CA 92660

> **Re: Roth CH Acquisition III Co**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2021**
> **File No. 001-40147**

Dear Mr. Roth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2021 letter.

Revised Preliminary Proxy Statement

General

1. We note the prior amendment to the proxy statement indicated on the cover page that the aggregate number of securities to which this transaction applies is 29,524,923 shares of Common Stock. Please reconcile with the Letter to Stockholders, which reflects an estimated 62,570,466 shares of common stock, not including the conversion of Qualtek units.

Letter to Stockholders, page i

2. We partially reissue comment 1. When discussing the business combination, please quantify the "portion of the merger consideration" allocated to each step of the business combination and the capital contribution from ROCR. This would include the QualTek

> Units held by ROCR being converted into the right to receive a number of Common
> Units equal to the number of shares of Class A Common Stock issued and outstanding,
> less the number of Common Units received in connection with the contribution.

Summary of the Proxy Statement, page 19

3. Refer to prior comment 3. Please clarify the reference to an amount equal to $10,000,000 and $20,000,000, with reference to the value of equity interests issued as consideration for any acquisitions by the Company prior to the Closing. Please also revise the disclosure to clearly disclose the total consideration to be paid, as previously requested.

Risks Related to ROCR and the Business Combination, page 53

4. Refer to prior comment 9. Please revise the sensitivity analysis to show a range of interim redemption levels.

Background of the Business Combination, page 100

5. We partially reissue comment 14. Please disclose any discussions about the need to obtain additional financing for the combined company through a PIPE transaction(including the pre PIPE). Please also discuss the negotiation/marketing processes, such as what relationships did the PIPE or pre-PIPE investors have to ROCR, the sponsor, Qualtek and its affiliates, and the placement agent, and how were the terms of the PIPE transactions determined. Clearly identify the placement agents in the pre-PIPE.

The Board of Directors' Reasons for the Approval of the Business Combination, page 107

6. Please clarify whether and how the Board took into consideration the downgraded projections provided on page 107 in determining to recommend the transaction, and if not, why not.

Consideration to be Received in the Business Combination, page 116

7. We reissue comment 16. Please clearly disclose how you calculate the consideration to be received by the equityholders of QualTek in the business combination. For instance, clarify the reference in calculating the blocker owner consideration to "the number of shares of Class A Common Stock equal to the merger consideration."

Note 1. Nature of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-47

8. We note the Company's response to prior comment 20 and reissue the comment in part. Please clarify how many performance obligations you identified for your typical engineering, aerial and underground construction contracts that you use an output measure to recognize revenue for. To the extent such arrangements include multiple performance obligations, please clarify how you allocate total contract consideration to each

performance obligation identified and whether you recognize revenue over time or at a point in time for each of the identified performance obligations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Janeane R. Ferrari, Esq.